

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Eric A. Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 310 – 815 West Hastings Street
Vancouver, British Columbia V6C 1B4
Canada

      Re: InMed Pharmaceuticals Inc.
          Registration Statement on Form S-1
          Filed November 8, 2023
          File No. 333-275410

Dear Eric A. Adams:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Brian Fenske